UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 8, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Reports 4Q22 results

Buenos Aires, March 8, 2023 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended December 31, 2022 (our “4Q22 Results”).

FY22 Key Highlights

◾	Net revenues increased 1.1% YoY to Ps. 145,133 million (US$ 835 million) mainly driven by the top line performance of Concrete and Aggregates that compensated the flattish result of Cement segment.
◾	Consolidated Adjusted EBITDA reached Ps. 43,345 million, decreasing 3.8% YoY in adjusted pesos, while in dollars it reached 289 million, with an increase of 34.3% YoY.
◾	Consolidated Adjusted EBITDA margin reaching 29.9%, contracting 152 basis points from 2021.
◾	Net income was Ps. 1,807 million, showing a decrease of 85.4% YoY.
◾	During FY22, we distributed dividends for Ps. 15,450 million (US$ 126 million), Ps. 26.39 per outstanding share (Ps. 131.96 per ADR).
◾	In 2022, we repurchased shares for Ps. 1,263 million (US$ 9.7 million), currently holding 12.4 million ordinary shares (2% of the total shares).
◾
Loma Negra is presenting its second Sustainability Report for the fiscal year 2022, which seeks to share with its stakeholders the practices that it has been carrying out in environmental, social and governance matters.

4Q22 Key Highlights

◾
Net sales revenues decreased by 2.0% YoY to Ps. 36,763 million (US$ 215 million), mainly explained by the decrease in Cement sales, partially compensated by the good performance of the Concrete and Aggregates segments.

◾	Consolidated Adjusted EBITDA reached Ps. 13,173 million, increasing 5.4% YoY in adjusted pesos, while in dollars it reached 91 million, with an increase of 42.7% YoY.
◾	The Consolidated Adjusted EBITDA margin expanded 252 basis points YoY from 33.3% to 35.8%.
◾
Sale of a non-strategic property in Olavarría positively impacted Other Gains and Losses for Ps. 3,357 million, representing 913 basis points of the Consolidated Adjusted EBITDA margin. Without this effect, Consolidated Adjusted EBITDA would have stood at Ps.9,816 million.

◾	Net Profit of Ps. 7,452 million, where the sale of the non-strategic property contributed to the good operating performance.
◾	During the quarter, the Company approved a dividend payment of Ps. 3,500 million (US$ 19.5 million), Ps. 6.00 per outstanding share (Ps. 29.92 per ADR).
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.37x compared with -0.12x in FY21.

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the fourth quarter of 2022, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “2022 was a year of many challenges and opportunities. The favorable evolution of the GDP during the year and the great performance of the construction activity gave a strong boost to the cement demand, with shipments that were very close to exceeding 13 million tons per year, allowing the industry to widely surpass the record reached in 2015.

“Within this framework, leveraged on our productive capacity and our focus on always pursuing improvements in our results, LOMA closed the year with extraordinary results, achieving not only a record in tons shipped but also in EBITDA generation, reaching US$ 289 million.

“These results would have not been possible without the strong commitment to investing in greater capacity and efficiency that the Company has carried out in recent years, keeping its long-term vision unchanged, overpassing the difficulties that we went through in recent years and the structural challenges that remain to be resolved in the country.

“Last but not least, we are proud to present our second Sustainability Report, maintaining our commitment to inform and disseminate the impacts of our organization's management on people, the environment and the economy. Because we are convinced that together we can build a sustainable future.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	36,763	37,512	-2.0%	145,133	143,501	1.1%
Gross Profit	9,754	12,991	-24.9%	39,193	45,356	-13.6%
Gross Profit margin	26.5%	34.6%	-810 bps	27.0%	31.6%	-460 bps
Adjusted EBITDA	13,173	12,497	5.4%	43,345	45,044	-3.8%
Adjusted EBITDA Mg.	35.8%	33.3%	+252 bps	29.9%	31.4%	-152 bps
Net Profit (Loss)	7,452	5,445	36.9%	1,807	12,358	-85.4%
Net Profit (Loss) attributable to owners of the Company	7,513	5,696	31.9%	2,147	12,829	-83.3%
EPS	12.8537	9.6216	33.6%	3.6684	21.6685	-83.1%
Average outstanding shares (*)	584	592	-1.3%	585	592	-1.1%
Net Debt	15,859	(5,376)	n/a	15,859	(5,376)	n/a
Net Debt /LTM Adjusted EBITDA	0.37x	-0.12x	n/a	0.37x	-0.12x	n/a
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	34,933	18,746	86.3%	109,243	62,347	75.2%
Adjusted EBITDA	14,742	6,379	131.1%	37,758	20,453	84.6%
Adjusted EBITDA Mg.	42.2%	34.0%	+817 bps	34.6%	32.8%	+176 bps
Net Profit (Loss)	8,962	4,868	84.1%	14,009	16,222	-13.6%
Net Debt	15,859	(5,376)	n/a	15,859	(5,376)	n/a
Net Debt /LTM Adjusted EBITDA	0.37x	-0.12x	n/a	0.37x	-0.12x	n/a

In million US$	Three-months ended December 31,			Twelve-months ended December 31,
	2022	2021	% Chg.	2022	2021	% Chg.
Ps./US$, av	162.70	100.50	61.9%	130.81	95.16	37.5%
Ps./US$, eop	177.13	102.75	72.4%	177.13	102.75	72.4%
Net revenue	215	187	15.1%	835	655	27.5%
Adjusted EBITDA	91	63	42.7%	289	215	34.3%
Adjusted EBITDA Mg.	42.2%	34.0%	+817 bps	34.6%	32.8%	+176 bps
Net Profit (Loss)	55	48	13.7%	107	170	-37.2%
Net Debt	90	(52)	n/a	90	(52)	n/a
Net Debt /LTM Adjusted EBITDA	0.37x	-0.12x	n/a	0.37x	-0.12x	n/a

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended December 31,			Twelve-months ended December 31,
		2022	2021	% Chg.	2022	2021	% Chg.
Cement, masonry & lime	MM Tn	1.69	1.68	0.9%	6.72	6.13	9.7%
Concrete	MM m3	0.15	0.13	17.5%	0.58	0.52	11.0%
Railroad	MM Tn	1.09	1.13	-3.2%	4.54	4.33	4.8%
Aggregates	MM Tn	0.33	0.25	30.1%	1.24	0.84	48.1%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime during 4Q22 increased by 0.9% to 1.7 million tons, mainly leveraged by the growth of bulk cement on the back of Concrete and Distributors growth supported by private construction and public works at municipal and provincial level. Sales of bagged cement showed a contraction YoY in the quarter, although maintaining a solid level, principally affected by a decrease in the level of activity of the construction sector in December.

Regarding the volume of the Concrete segment, it registered an increase of 17.5% YoY. The volume of concrete continues with a positive trend, with the segment being one of the principal drivers of the growth in bulk cement shipments. The Concrete segment growth was mainly supported by demand from the private sector, coupled by public works. On the other hand, Aggregates had a strong increase of 30.1% YoY, driven mainly by the Concrete sector and sustained by the good production and logistics performance.

On the other hand, the volumes of the railway segment experienced a contraction of 3.2% compared to the same quarter of 2021, where the strong transported volumes of aggregates partially offset the decrease in cement and fracsand.

For fiscal year 2022, our main segment, Cement, masonry and lime, registered a year-on-year increase of 9.7%, setting a record of shipments, boosted by the significant growth showed by the bulk sector and the strong dynamics of the residential demand.

The Concrete and Aggregates segments had increases of 11.0% and 48.1% YoY, respectively. Concrete demand was one of the principal drivers of the growth in bulk cement shipments, while Aggregates successfully followed this momentum.

The volume of the Railroad segment had an increase of 4.8%, mainly supported by a recovery in the transported volumes of construction materials, boosted by the increase of granite stone, partially offset by the decrease in frac-sand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	36,763	37,512	-2.0%	145,133	143,501	1.1%
Cost of sales	(27,009)	(24,521)	10.1%	(105,940)	(98,145)	7.9%
Gross profit	9,754	12,991	-24.9%	39,193	45,356	-13.6%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(3,200)	(3,710)	-13.8%	(12,511)	(12,328)	1.5%
Other gains and losses	3,513	24	14459.7%	3,385	408	729.8%
Impairment of property, plant and equipment	-	6	n/a	-	(298)	n/a
Tax on debits and credits to bank accounts	(381)	(376)	1.3%	(1,455)	(1,446)	0.6%
Finance gain (cost), net
Gain on net monetary position	6,119	715	756.2%	13,747	3,912	251.4%
Exchange rate differences	(3,005)	(675)	345.3%	(7,419)	(3,208)	131.3%
Financial income	229	360	-36.3%	1,626	1,991	-18.3%
Financial expense	(2,962)	(679)	336.5%	(25,564)	(2,612)	878.6%
Profit (Loss) before taxes	10,066	8,655	16.3%	11,003	31,775	-65.4%
Income tax expense
Current	(685)	(3,030)	-77.4%	(4,217)	(12,931)	-67.4%
Deferred	(1,929)	(180)	973.9%	(4,979)	(6,485)	-23.2%
Net profit (Loss)	7,452	5,445	36.9%	1,807	12,358	-85.4%

Net Revenues

Net revenue decreased 2.0% to Ps. 36,763 million in 4Q22, from Ps. 37,512 million in the comparable quarter last year, mainly due to the decline in Cement and Railroad, partially offset by the good top line performance of Concrete and Aggregates.

Cement, masonry cement and lime segment was down 4.8% YoY, with volumes expanding 0.9% that partially offset the softer price dynamics.

Concrete registered an increase in its topline of 29.4% compared with 4Q21, sustained by a 17.5% increase in volume, coupled with an improvement in prices. The Aggregates segment recorded a strong increase in revenues of 44.5%, supported by a volume increase of 30.1% YoY and positive prices performance.

Railroad revenues decreased 5.5% in 4Q22 compared to the same quarter of 2021, affected by the decrease in transported volumes of fracsand and cement, partially compensated by the better performance of aggregates. The decrease in transported volumes of fracsand also affects the price performance due to its impact on the average transported distance.

For fiscal year 2022, net revenue increased 1.1% to Ps. 145,133 million from Ps. 143,501 in fiscal year 2021, with a sound top line performance of Concrete and Aggregates. Our main cement business remained almost flat, showing a slight decrease of 0.1%.

Cost of sales, and Gross profit

Cost of sales increased 10.1% YoY, reaching Ps. 27,009 million in 4Q22, mainly because of higher thermal energy costs driven by the stimulus plans to increase natural gas production, higher maintenance costs and the growing inflationary pressure. These effects saw their impact softened by lower electrical energy inputs.

Gross Profit registered a decline of 24.9% YoY to Ps. 9,754 million in 4Q22, from Ps. 12,991 million in 4Q21, with a gross profit margin that contracted 810 basis points YoY to 26.5%.

During fiscal year 2022, Gross Profit decreased 13.6% to Ps. 39,193 million with a gross profit margin contracting 460 basis points to 27.0%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 4Q22 decreased by 13.8% YoY to Ps. 3,200 million, from Ps. 3,710 million in 4Q21, mainly due to the impact produced by a recognition of an allowance for doubtful receivables in the Railroad segment in 4Q21 that affected the comparison. In 4Q22 higher expenses in salaries were compensated with a decrease in freights. As a percentage of sales, SG&A showed a decrease against 4Q21 of 119 basis points, reaching 8.7%.

During fiscal year 2022, SG&A increased by 1.5% compared with the previous year, and as a percentage of sales stood at 8.6%, remaining flat from fiscal year 2021.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2022	2021	% Chg.	2022	2021	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	7,452	5,445	36.9%	1,807	12,358	-85.4%
(+) Depreciation and amortization	3,106	3,192	-2.7%	13,278	11,608	14.4%
(+) Tax on debits and credits to bank accounts	381	376	1.3%	1,455	1,446	0.6%
(+) Income tax expense	2,614	3,210	-18.6%	9,196	19,417	-52.6%
(+) Financial interest, net	2,259	(129)	n/a	4,542	(788)	n/a
(+) Exchange rate differences, net	3,005	675	345.3%	7,419	3,208	131.3%
(+) Other financial expenses, net	474	447	6.0%	19,396	1,409	1276.5%
(+) Gain on net monetary position	(6,119)	(715)	756.2%	(13,747)	(3,912)	251.4%
(+) Share of profit (loss) of associates	-	-	n/a	-	-	n/a
(+) Impairment of property, plant and equipment	-	(6)	n/a	-	298	n/a
Adjusted EBITDA	13,173	12,497	5.4%	43,345	45,044	-3.8%
Adjusted EBITDA Margin	35.8%	33.3%	+252 bps	29.9%	31.4%	-152 bps

Adjusted EBITDA increased 5.4% YoY in the fourth quarter of 2022 to Ps. 13,173 million from 12,497 million in the same period of the previous year, positively affected by the sale of a non-strategic property in Olavarría. Without considering the sale transaction, Adjusted EBITDA would have stood at Ps. 9,816 million decreasing 21% YoY, mainly affected by lower adjusted EBITDA generated by our cement business, and slightly offset by better results in Railroad and Aggregates segments.

Likewise, the Adjusted EBITDA margin expanded 252 basis points to 35.8% compared to 33.3% in 4Q21. The property sale accounts for 913 basis points, so the Adjusted EBITDA margin without this effect would have stood at 26.7%, mainly due to the compression of the cement margin and the higher incidence of other businesses with lower margins, due to the increase in their activity levels.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment expanded 170 bps to 39.1%. Without the property sale, Adjusted EBITDA margin for the quarter would have contracted 868 bps to 28.7%, mainly due to a lower price performance and an increase in costs driven by higher thermal energy inputs, higher maintenance costs and high inflation scenario, partially compensated by lower electrical energy inputs.

Concrete Adjusted EBITDA margin contracted 334 bps, reaching 2.7%, from 6.1% in 4Q21, were the good performance in price and volumes couldn’t compensate the increase in costs.

The Adjusted EBITDA margin of Aggregates jumped to 25.9%, showing a substantial improvement of 2,717 basis points compared to 4Q21, mainly leveraged on the strong increase in volume that allowed a better dilution of fixed costs and a good price performance.

Finally, the Adjusted EBITDA margin of the Railroad segment significantly recovered 1,794 bps to 5.1% in the third quarter, from negative 12.9%. 4Q21 was affected by a recognition of an allowance for doubtful receivables that hit the results.

During FY22, Adjusted EBITDA decreased 3.8% reaching Ps. 43,345 million from Ps. 45,044 million in FY21, with an Adjusted EBITDA margin compression of 152 basis points, from 31.4% in 2021 to 29.9% in 2022.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2022	2021	% Chg.	2022	2021	% Chg.
Exchange rate differences	(3,005)	(675)	345.3%	(7,419)	(3,208)	131.3%
Financial income	229	360	-36.3%	1,626	1,991	-18.3%
Financial expense	(2,962)	(679)	336.5%	(25,564)	(2,612)	878.6%
Gain on net monetary position	6,119	715	756.2%	13,747	3,912	251.4%
Total Finance Gain (Cost), Net	380	(279)	n/a	(17,609)	83	n/a

During 4Q22, the Company reported a total net financial gain of Ps. 378 million compared to a total net financial cost of Ps. 279 million in 4Q21, where the positive effect of the result on the monetary position compensated the increase of the net financial expense and the higher negative effect of the exchange rate.

During FY 2022, the Company recorded a total net financial cost of Ps. 17,612 million, compared to a net financial income of Ps. 83 million in 2021. The variation is mainly explained by the increase in the financial expense generated by the cancellation of debt in foreign currency with local funding coupled with the increase in the total debt position. This increase in the net financial expense was partially offset by a positive effect of the result on the monetary position.

Net Profit and Net Profit Attributable to Owners of the Company

Net Gain of Ps. 7,452 million in 4Q22 compared to a Net Gain of Ps. 5,445 million in the same period of the previous year, where the operational result was boosted by the sale of a non-strategic property coupled with positive financial results and positive income tax effect.

Net Gain Attributable to Owners of the Company stood at Ps. 7,304 million. During the quarter, the Company reported a gain per common share of Ps. 12.4970 and an ADR gain of Ps. 64.4850, compared to earnings per common share of Ps. 9.6216 and earnings per ADR of Ps. 48.1079 in 4Q21.

During fiscal year 2022, Net Income Attributable to Owners of the Company decreased 83.3% YoY, to Ps. 2,147 million, from Ps. 12,829 million in fiscal year 2021, mainly as a result of the effect in the financial expense generated by the cancellation of debt in foreign currency with local funding coupled with the increase in the total debt position.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2022	2021

Total Debt	20,770	4,892
- Short-Term Debt	10,891	4,115
- Long-Term Debt	9,880	777
Cash, Cash Equivalents and Investments	(4,911)	(10,268)
Total Net Debt	15,859	(5,376)
Shareholder's Equity	115,947	141,245
Capitalization	136,718	146,136
LTM Adjusted EBITDA	43,345	45,044
Net Debt /LTM Adjusted EBITDA	0.37x	-0.12x

As of December 31, 2022, total Cash, Cash Equivalents, and Investments were Ps. 4,911 million compared with Ps. 10,268 million as of December 31, 2021. Total debt at the close of the quarter stood at Ps. 20,770 million, composed by Ps. 10,891 million in short-term borrowings, including the current portion of long-term borrowings (or 52.4% of total borrowings), and Ps. 9,880 million in long-term borrowings (or 47.6% of total borrowings).

At the close of fiscal year 2022, 52.2% (or Ps. 10,846 million) of Loma Negra’s total debt was denominated in U.S. dollars and 47.8% (or Ps. 9,925 million) was in Argentine pesos. The average duration of Loma Negra’s total debt was 0.7 years.

As of December 31, 2022, 85.1% of the Company's consolidated loans accrued interest at a variable rate. The debt denominated in dollars with rates based on Libor, while the portion in Argentine pesos accrued interest at the short-term market rate. The remaining 14.9% accrues interest at a fixed rate in pesos.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.37x as of December 31, 2022, from -0.12x as of December 31, 2021, as a result of an increase in the debt, partially compensated by our strong cash generation, and also showing a sequential decline from 0.54x as of the end of the 3Q22.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	7,452	5,445	1,807	12,358
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	6,890	5,306	48,237	33,468

Changes in operating assets and liabilities	(3,092)	(1,093)	(18,682)	(16,510)
Net cash generated by operating activities	11,250	9,659	31,362	29,316

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	(0)	101	93	901
Property, plant and equipment, Intangible Assets, net	(2,547)	(4,325)	(7,012)	(13,446)
Contributions to Trust	(23)	(37)	(194)	(179)
Investments, net	(414)	(150)	2,395	(4,506)
Net cash (used in) investing activities	(2,984)	(4,412)	(4,717)	(17,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(6,618)	(3,414)	(1,179)	(12,413)
Dividends paid	0	(0)	(21,806)	0
Share repurchase plan	(775)	(1,435)	(1,797)	(4,650)
Net cash generated by (used in) by financing activities	(7,393)	(4,850)	(24,782)	(17,063)

Net increase (decrease) in cash and cash equivalents	873	397	1,863	(4,977)
Cash and cash equivalents at the beginning of the year	4,064	3,877	6,439	12,865
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(133)	(15)	(3,620)	(3,633)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	106	2,180	228	2,184
Cash and cash equivalents at the end of the period	4,911	6,439	4,911	6,439

In 4Q22, our operating cash generation stood at Ps. 11,250 million, compared to Ps. 9,659 million in the same period of the previous year, where the performance of operational results was boosted by a positive effect of working capital.

During 4Q22, the Company used cash in financing activities for Ps. 7,393 million, mainly due to the cancellation of debt. Regarding cash used in investing activities, the Company used a total of Ps. 2,984 million, mainly in maintenance capex partially compensated by the property sale.

During fiscal year 2022, the Company made capital investments for a total of Ps. 10,203 million. For FY2022, the cash flow generated by operating activities was Ps. 31,362 million compared to Ps. 29,316 million in FY 2021, and net cash used in financial activities for Ps. 24.782 million compared to Ps. 17,063 million the previous year, mainly explained by the dividends paid during the fiscal year.

Share Repurchase Plan

On October 3, 2022, the Company announced the approval of the fifth share repurchase plan, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share.

The plan became effective as from October 3, 2022, the amount to invest will be up to Ps. 1,000 million or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

A summary of the Share Repurchase Programs is shown below:

Repurchase Program V
Maximum amount for repurchase	Ps. 1,000 million
Maximum price	Ps. 495/ordinary share or US$ 8/ADR
Period in force	until December 31, 2022
Repurchase under the program	Ps. 735 million
Current status	terminated

Dividends Distribution

On December 27, 2022, the board of directors approved the payment of dividends for a total amount of Ps. 3,500 million equivalents to Ps. 5.99 per outstanding share (Ps. 29.98 per ADS), through the partial allocation of funds from the Reserve for Future Dividends. As of the date of the presentation of this earnings release, the total amount of dividends was distributed.

Recent Events

Domestic Bond Issuance

On February 22, 2023, the Company issued its Class 1 of domestic bonds in the total principal amount of Ps. 25.6 billion. Terms of the issue are as outlined below.

Amount of Issue	Ps. 25,636 million
Issue Price	100% of principal amount
Interest rate	BADLAR +2% per annum
Interest payments	quarterly
Maturity	Bullet - 18 months

Sustainability Report

We are very pleased to present the second edition of the Loma Negra Sustainability Report, maintaining our commitment to inform and disseminate the impacts of our organization's management on people, the environment, and the economy.

As a leading company in the construction industry, we seek during 2022 to continue deepening our cultural transformation, with the focus of being an increasingly diverse and inclusive company, modern, innovative, agile, close and focused on our clients.

We invite all to find more detail information on this matter in our Sustainability Report for 2022 that can be found in our website.

4Q22 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 a.m. BAT), March 9, 2023

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:	Loma Negra Call

Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=esg3GSv5

Replay:
A telephone replay of the conference call will be available between March 10, 2023, at 1:00 pm U.S. E.T. and ending on March 16, 2023. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 3926023. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts

Marcos I. Gradin, Chief Financial Officer and Investor Relations

Diego M. Jalón, Investor Relations Manager

+54-11-4319-3050

investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	153,471	158,357
Right to use assets	1,051	604
Intangible assets	470	563
Investments	10	10
Goodwill	102	102
Inventories	6,380	6,007
Other receivables	1,121	1,354
Total non-current assets	162,605	166,998
Current assets
Inventories	20,404	16,942
Other receivables	5,850	2,320
Trade accounts receivable	9,123	7,715
Investments	4,246	9,623
Cash and banks	665	644
Total current assets	40,288	37,245
TOTAL ASSETS	202,893	204,243
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	37,941	39,675
Reserves	75,873	88,414
Retained earnings	1,939	12,829
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	115,752	140,918
Non-controlling interests	195	327
TOTAL SHAREHOLDER'S EQUITY	115,947	141,245
LIABILITIES
Non-current liabilities
Borrowings	9,880	777
Accounts payables	-	-
Provisions	1,307	1,105
Salaries and social security payables	95	98
Debts for leases	783	458
Other liabilities	164	278
Deferred tax liabilities	32,970	27,879
Total non-current liabilities	45,199	30,595
Current liabilities
Borrowings	10,891	4,115
Accounts payable	17,699	15,342
Advances from customers	1,761	2,000
Salaries and social security payables	4,446	3,963
Tax liabilities	2,915	6,517
Debts for leases	282	155
Other liabilities	3,752	312
Total current liabilities	41,747	32,403
TOTAL LIABILITIES	86,946	62,998
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	202,893	204,243

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2022	2021	% Change	2022	2021	% Change
Net revenue	36,763	37,512	-2.0%	145,133	143,501	1.1%
Cost of sales	(27,009)	(24,521)	10.1%	(105,940)	(98,145)	7.9%
Gross Profit	9,754	12,991	-24.9%	39,193	45,356	-13.6%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(3,200)	(3,710)	-13.8%	(12,511)	(12,328)	1.5%
Other gains and losses	3,513	24	14459.7%	3,385	408	729.8%
Impairment of property, plant and equipment	-	6	n/a	-	(298)	n/a
Tax on debits and credits to bank accounts	(381)	(376)	1.3%	(1,455)	(1,446)	0.6%
Finance gain (cost), net
Gain on net monetary position	6,119	715	756.2%	13,747	3,912	251.4%
Exchange rate differences	(3,005)	(675)	345.3%	(7,419)	(3,208)	131.3%
Financial income	229	360	-36.3%	1,626	1,991	-18.3%
Financial expenses	(2,962)	(679)	336.5%	(25,564)	(2,612)	878.6%
Profit (loss) before taxes	10,066	8,655	16.3%	11,003	31,775	-65.4%
Income tax expense
Current	(573)	(3,030)	-81.1%	(4,105)	(12,931)	-68.3%
Deferred	(2,042)	(180)	1036.4%	(5,091)	(6,485)	-21.5%
Net Profit (Loss)	7,452	5,445	36.9%	1,807	12,358	-85.4%
Net Profit (Loss) for the period attributable to:
Owners of the Company	7,304	5,696	28.2%	1,939	12,829	-84.9%
Non-controlling interests	148	(251)	n/a	(132)	(471)	-72.0%
NET PROFIT (LOSS) FOR THE PERIOD	7,452	5,445	36.9%	1,807	12,358	-85.4%
Earnings per share (basic and diluted):	12.4970	9.6216	29.9%	3.3122	21.6685	-84.7%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	7,452	5,445	1,807	12,358
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	2,614	3,210	9,196	19,417
Depreciation and amortization	3,106	3,192	13,278	11,608
Provisions	334	531	1,302	888
Exchange rate differences	1,937	(1,942)	4,830	595
Interest expense	2,204	226	5,106	662
Loss on transactions with securities	(0)	-	17,636	-
Gain on disposal of property, plant and equipment	(3,365)	45	(3,367)	(174)
Impairment of property, plant and equipment	-	(6)	-	298
Impairment of trust fund	54	(28)	194	96
Share-based payment	6	78	63	78
Changes in operating assets and liabilities
Inventories	(1,523)	(126)	(3,166)	560
Other receivables	(1,199)	1,818	(3,177)	(1,375)
Trade accounts receivable	(1,759)	(69)	(7,147)	(2,906)
Advances from customers	36	370	241	248
Accounts payable	6,946	(438)	11,164	1,573
Salaries and social security payables	1,442	309	2,816	1,387
Provisions	(132)	(180)	(403)	(337)
Tax liabilities	1,153	(153)	5,315	426
Other liabilities	79	138	56	57
Gain on net monetary position	(6,119)	(715)	(13,747)	(3,912)
Income tax paid	(2,015)	(2,047)	(10,634)	(12,231)
Net cash generated by (used in) operating activities	11,250	9,659	31,362	29,316

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	(0)	101	93	901
Proceeds from disposal of Property, plant and equipment	3,268	315	3,296	561
Payments to acquire Property, plant and equipment	(5,745)	(4,483)	(10,203)	(13,807)
Payments to acquire Intangible Assets	(70)	(157)	(104)	(200)
Acquire investments	-	(3,882)	-	(8,238)
Proceeds from maturity investments	(414)	3,732	2,395	3,732
Contributions to Trust	(23)	(37)	(194)	(179)
Net cash generated by (used in) investing activities	(2,984)	(4,412)	(4,717)	(17,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	650	268	51,706	2,436
Interest paid	(2,010)	(152)	(4,756)	(1,111)
Dividends paid	0	(0)	(21,806)	0
Debts for leases	(138)	(75)	(283)	(344)
Repayment of borrowings	(5,120)	(3,455)	(47,846)	(13,394)
Share repurchase plan	(775)	(1,435)	(1,797)	(4,650)
Net cash generated by (used in) financing activities	(7,393)	(4,850)	(24,782)	(17,063)
Net increase (decrease) in cash and cash equivalents	873	397	1,863	(4,977)
Cash and cash equivalents at the beginning of the period	4,064	3,877	6,439	12,865
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(133)	(15)	(3,620)	(3,633)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	106	2,180	228	2,184

Cash and cash equivalents at the end of the period	4,911	6,439	4,911	6,439

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,				Twelve-months ended December 31,
	2022	%	2021	%	2022	%	2021	%
Net revenue	34,933	100.0%	18,746	100.0%	109,243	100.0%	62,347	100.0%
Cement, masonry cement and lime	30,739	88.0%	16,764	89.4%	96,499	88.3%	55,793	89.5%
Concrete	3,263	9.3%	1,317	7.0%	9,390	8.6%	4,464	7.2%
Railroad	2,727	7.8%	1,506	8.0%	8,720	8.0%	5,078	8.1%
Aggregates	988	2.8%	356	1.9%	2,775	2.5%	960	1.5%
Others	189	0.5%	136	0.7%	664	0.6%	382	0.6%
Eliminations	(2,973)	-8.5%	(1,333)	-7.1%	(8,805)	-8.1%	(4,330)	-6.9%
Cost of sales	21,877	100.0%	11,215	100.0%	69,225	100.0%	38,702	100.0%
Cement, masonry cement and lime	18,378	84.0%	9,420	84.0%	58,125	84.0%	32,501	84.0%
Concrete	3,065	14.0%	1,236	11.0%	8,925	12.9%	4,559	11.8%
Railroad	2,569	11.7%	1,463	13.0%	8,308	12.0%	4,813	12.4%
Aggregates	734	3.4%	347	3.1%	2,283	3.3%	921	2.4%
Others	103	0.5%	82	0.7%	390	0.6%	238	0.6%
Eliminations	(2,973)	-13.6%	(1,333)	-11.9%	(8,805)	-12.7%	(4,330)	-11.2%
Selling, admin. expenses and other gains & losses	(702)	100.0%	1,725	100.0%	5,397	100.0%	4,939	100.0%
Cement, masonry cement and lime	(1,005)	143.3%	1,356	78.6%	4,345	80.5%	4,197	85.0%
Concrete	89	-12.7%	4	0.2%	337	6.3%	53	1.1%
Railroad	135	-19.2%	316	18.3%	469	8.7%	544	11.0%
Aggregates	9	-1.3%	4	0.2%	33	0.6%	11	0.2%
Others	71	-10.1%	45	2.6%	211	3.9%	134	2.7%
Depreciation and amortization	985	100.0%	573	100.0%	3,137	100.0%	1,746	100.0%
Cement, masonry cement and lime	767	77.9%	451	78.8%	2,411	76.9%	1,337	76.5%
Concrete	12	1.2%	19	3.3%	57	1.8%	66	3.8%
Railroad	174	17.7%	90	15.7%	608	19.4%	305	17.5%
Aggregates	30	3.1%	12	2.0%	56	1.8%	33	1.9%
Others	1	0.1%	1	0.2%	5	0.2%	5	0.3%
Adjusted EBITDA	14,742	100.0%	6,379	100.0%	37,758	100.0%	20,453	100.0%
Cement, masonry cement and lime	14,133	95.9%	6,439	100.9%	36,440	96.5%	20,431	99.9%
Concrete	121	0.8%	95	1.5%	185	0.5%	(81)	-0.4%
Railroad	197	1.3%	(183)	-2.9%	550	1.5%	26	0.1%
Aggregates	276	1.9%	17	0.3%	515	1.4%	62	0.3%
Others	16	0.1%	11	0.2%	68	0.2%	15	0.1%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(1,569)		6,118		5,587		24,591
Depreciation and amortization	(3,106)		(3,192)		(13,278)		(11,608)
Tax on debits and credits banks accounts	(381)		(376)		(1,455)		(1,446)
Finance gain (cost), net	380		(279)		(17,609)		83
Income tax	(2,614)		(3,210)		(9,196)		(19,417)
Share of profit of associates	-		-		-		-
Impairment of property, plant and equipment	-		6		-		(298)
NET PROFIT (LOSS) FOR THE PERIOD	7,452		5,445		1,807		12,358